

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 30, 2016

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp.
712 Fifth Avenue, 8th Floor,
New York, New York 10019

     Re: **FinTech Acquisition Corp.**
               Amendment No. 2 to Registration Statement on Form S-4
               Filed June 27, 2016
               File No. 333-211139

Dear Mr. Cohen:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2016 letter

Financial Statements

FTS Holding Corporation

Consolidated Statements of Operations, pages F-25 and F-31

1.   Please revise your statements of operations to present interchange and pass-through expenses as costs of services in accordance with Rule 5-03.2.d of Regulation S-X.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications